

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


10015640

20 April 2010

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.


SEC MAIL
RECEIVED
PROCESSING
APR 29 2010
SECTION
193
WASH, D.C.

cue


QUARTERLY REPORT
FOR THE QUARTER ENDING 31 MARCH 2010

Photo: Maari Platform



SUMMARY

FINANCIAL AND CORPORATE

- **Quarterly revenue**

  Revenue increased 13.6% over last quarter to A$13.74 million on sales of 117,806 barrels of oil and 966 million cubic feet gas.

- **Cash at end of quarter**

  A$23.6 million.

- **Hedging**

  CUE has hedged 15,000 barrels of oil per month for the period May to December 2010 at a price of US$86 per barrel. This is approximately one quarter of CUE's forecast oil production for that period.

OPERATIONS

PNG

- **Barikewa Gas Field**
  - Processing of data from the 60km 2D seismic survey over the Barikewa gas field progressed during the quarter.
- **SE Gobe Field**
  - Negotiations to sell SE Gobe gas to the PNG LNG project advanced during the quarter with a Memorandum of Understanding for the sale being negotiated.

New Zealand

- **Maari field**
  - Oil production began from the M2A reservoir of the field.
  - At the end of the quarter approximately 6 million barrels of oil had been produced.
  - Installation of the permanent workover drilling rig was substantially advanced, with installation expected to be completed by end of April 2010.
- **Exploration**
  - During the quarter a contract was signed with Reflect Geophysical to use the Reflect Resolution seismic vessel to acquire the 200sq kilometre Matariki 3D seismic survey. The survey is expected to begin in April 2010.



Indonesia

- **Wortel Field**

  Front end engineering and development studies and gas sales negotiations began during the quarter.

Australia

- **WA-360-P**

  Subsequent to the end of the quarter, MEO announced a farmout to Petrobras International Braspetro BV to drill the Artemis -1 well in late 2010. CUE will be free carried for its 15% interest in the well.

- **WA-389-P**

  Technical discussions continued with a number of international companies in relation to their potential farmin to the permit and the Caterina prospect. Subsequent to the end of the quarter, farmin offers were being evaluated. CUE currently holds 100% of this permit.



ACTIVITY REPORT

(1) PRODUCTION / DEVELOPMENT ACTIVITY

PAPUA NEW GUINEA

PDL 3 – SE Gobe Field, PNG (5.568892% interest)

Operator: Santos

SE Gobe Unit, PNG (3.285646% interest)

Operator: Oil Search

CUE's oil production revenue received during the quarter from the field was A$0.77 million which equated to 9,207 barrels of oil.

The SE Gobe field average oil production rate for the quarter was approximately 2,800 barrels of oil per day (CUE share 92 barrels of oil per day).

INDONESIA

Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)

Operator: Santos

Oyong Field

CUE's oil production revenue received during the quarter from the field was A$3.40 million which equated to 27,018 barrels of oil.

The average oil production rate for the quarter was approximately 4,050 barrels of oil per day and the average gas production rate for the quarter was 63.13 million cubic feet per day.

CUE's gas production revenue received during the quarter from the field was A$2.92 million which equated to 966 million cubic feet of sales gas.

Wortel Field

Front end engineering and development (FEED) studies and gas marketing discussions continued through the quarter. The FEED studies are being undertaken by Worley Parsons.

A final development decision for the field is now expected around the end of the third quarter 2010, with first gas expected in fourth quarter 2011.

CUE now expects to book Wortel gas reserves at year end 2010.



NEW ZEALAND

PMP 38160 (Granted from December 2005, for 22 years)

Taranaki Basin – New Zealand (5% interest)

Operator: OMV New Zealand

Maari field

Oil production revenue received during the quarter was A$6.66 million which equated to 81,581 barrels.

During the quarter a permanent workover rig was installed on the Maari field and at the end of the quarter commissioning work on the rig was continuing. The workover rig will be used to undertake remedial mechanical work on the MR3 and MR5 oil production wells. The MR5 well remained shut in during the quarter and the MR3 well was shut in in March. The MR9 well that produces from the shallower M2A reservoir began oil production in early March.

In early January, the field was shut down for eighteen days for planned maintenance and facilities inspection. The shut down period was longer than planned due to an electrical power outage on the well head platform that required remedial action.

The Maari joint venture has applied to the New Zealand Crown Minerals Group to incorporate the PEP38413 exploration permit which contains the Manaia field, into PMP38160, the Maari field Petroleum Mining Permit.

HEDGING

CUE has hedged 15,000 barrels of oil per day for the period May through December 2010 at a price of US$86 per barrel. This represent approximately nearly a quarter of CUE's forecast oil production for the period.



(2) EXPLORATION AND APPRAISAL ACTIVITIES

PAPUA NEW GUINEA

PRL -9 – Papuan Basin, PNG (14.894% interest)

Operator: Santos

Processing of the new 60km Barikewa 2D seismic data continued during the quarter.

NEW ZEALAND

PEP51313 – Taranaki Basin (20% interest)

Operator: Todd Exploration Limited

PEP51313

During the quarter, a contract was signed with Reflect Geophysical to use the seismic vessel Reflect Resolution to acquire a 200sq kilometre 3D seismic survey over the Matariki prospect and two reconnaissance 2D seismic lines over the Te Whatu prospect (see map).

The survey is expected to begin in April 2010.



New Zealand
N
Kiwa-1
Hector-1
Hine
Pukeko-1
Pukeko
PMP 38160
Maari
PEP 38413
Te Whatu-2
Te Whatu
Paikea
Manaia
Paua
Matariki
Matariki Strat-Play
Rehua
North Tasman -1
PEP51313
Puanga-iti
Fresne-1
Scale 10km
Legend
Cue Permit
Maari 3D
Matariki 3D
Oil Fields
Prospects
Leads
Wells
2D Lines



AUSTRALIA

WA-360-P Carnarvon Basin – Western Australia (15% interest)

Operator: MEO Australia Limited

During the quarter, negotiations were undertaken on two side agreements for the permit, one relating to a possible LNG development based on an Artemis discovery and the other which sought to vary specific provisions of the current joint venture operating agreement.

The documents were requested by MEO on behalf of its proposed farminee. To date CUE has not agreed to be a party to the documents. Subsequent to the end of the quarter, MEO announced that it had farmed out to Petrobras International Braspetro BV, an international Brazilian energy company. MEO expects that Artemis -1 will be drilled in late 2010.

WA-389-P Carnarvon Basin – Western Australia (100% interest)

Operator: Cue Energy Resources Limited

During the quarter, CUE provided technical data to a number of companies to assist in their evaluation of the permit and the large Caterina gas prospect.

Subsequent to the end of the quarter CUE received significant offers from international companies to farmin to the permit, and is currently evaluating these offers.


LEGEND
Oil Field
Gas Field
Cue Operated Permit
Cue Non-Operated Permit
Caterina prospect
WA-389-P
Rose 3D and 2D seismic survey
WA-409-P
WA-359-P
Artemis prospect
WA-361-P
WA-360-P
Planned Wheatstone development
NWSV Existing LNG
Pluto LNG
Gorgon LNG
50 km

By Order of the Board



Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve know risks expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.
Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	31 March 2010

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 9 months $A'000
1.1	Receipts from product sales and related debtors	13,744	38,053
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(151)	(2,861)
	(b) development	(1,930)	(8,573)
	(c) production	(2,319)	(8,608)
	(d) administration	(506)	(1,738)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	92	222
1.5	Interest and other costs of finance paid	(80)	(309)
1.6	Income taxes paid	-	(190)
1.7	Other	-	-
	Net Operating Cash Flows	8,850	15,996
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets	-	(11)
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments	-	670
	(c) other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	-	659
1.13	Total operating and investing cash flows (carried forward)	8,850	16,655

1.13	Total operating and investing cash flows (brought forward)	8,850	16,655
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	9,617
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings (refer 3.1(i))	-	486
1.17	Repayment of borrowings	(2,852)	(6,258)
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	(2,852)	3,845
	Net increase (decrease) in cash held	5,998	20,500
1.20	Cash at beginning of quarter/year to date	18,107	4,324
1.21	Exchange rate adjustments to item 1.20	(491)	(1,210)
1.22	**Cash at end of quarter**	23,614	23,614

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	42
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	-	15,555
3.2	Credit standby arrangements	-	-

(i) Balance of project finance payable for the Maari oil field development in the Taranaki Basin, New Zealand. The facility was for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,419
4.2	Development	3,969
	Total	**8,388**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	147	1
5.2	Deposits at call	23,467	18,106
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	23,614	18,107

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	692,694,720	692,694,720	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	1,000,000 1,700,000 1,033,336 1,366,666 1,366,665 333,333	-	*Exercise Price* 35 cents 15 cents 20 cents 22.5 cents 25 cents 35 cents	*Expiry* 01/06/10 19/04/12 19/04/12 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 19 April 2010
Public Officer

Print name: Andrew Knox

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4. The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 MARCH 2010

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
[(i)]Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	Barracuda Pty Ltd	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
[(ii)]T/38P	Cue Energy Resources Limited	50.00
WA-359-P	Cue Energy Resources Limited	50.00
WA-360-P	MEO Australia Limited	15.00
WA-361-P	MEO Australia Limited	15.00
WA-389-P	Cue Energy Resources Limited	100.00
WA-409-P	Cue Energy Resources Limited	50.00
AC/RL7	PTTEP (Australasia) (Ashmore Cartier) Pty Ltd	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00
[(iii)]PEP 51313	Todd Exploration Limited	20.00
[(iii)]PEP 51149	Todd Exploration Limited	20.00

[(i)] Economic interest in the Jeruk field 8.181818

[(ii)] Working interest in Spikey Beach block 10.00

[(iii)] Subject to government approval